Morgan Stanley FX Series Funds

522 Fifth Avenue

New York, New York 10036

August 3, 2007

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attn:

Larry L. Greene, Division of Investment Management

Mail Stop 0505

Re:

Morgan Stanley FX Series Funds

(File Nos. 333-140930; 811- 22020)

Dear Mr. Greene:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Morgan Stanley FX Series Funds (the “Company”) hereby requests that the effectiveness for the above-referenced Registration Statement be accelerated to 12:00 p.m., New York time, on August 7, 2007, or as soon thereafter as practicable.  The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

/s/ Lou Ann McInnis

Name:

Lou Ann McInnis

Title:

Assistant Secretary